Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Autocallable Contingent Coupon Equity Linked Securities Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due October 29, 2020

Preliminary Terms

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	S&P 500® Index and Russell 2000® Index
Pricing date:	April 25, 2019
Valuation dates:	July 25, 2019, October 25, 2019, January 27, 2020, April 27, 2020, July 27, 2020 and October 26, 2020 (the “final valuation date”)
Maturity date:	October 29, 2020
Contingent coupon payment dates:	The fifth business day after each valuation date, except that the contingent coupon payment date following the final valuation date will be the maturity date
Contingent coupon:	Between 1.375% and 1.875% per quarter (between 5.5% and 7.5% per annum)*, only if the closing value of the worst performing underlying on the relevant valuation date is greater than or equal to its coupon barrier value. You are not assured of receiving any contingent coupon payments on the securities.
Automatic early redemption:	If, on any potential autocall date, the closing value of the worst performing underlying on that potential autocall date is greater than or equal to its initial underlying value, each security you then hold will be automatically called on that potential autocall date for redemption on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment. The automatic early redemption feature may significantly limit your potential return on the securities. If the worst performing underlying performs in a way that would otherwise be favorable, the securities are likely to be automatically called for redemption prior to maturity, cutting short your opportunity to receive contingent coupon payments. The securities may be automatically called for redemption as early as the first potential autocall date specified below.
Potential autocall dates:	Each valuation date beginning in October 2019 and ending in July 2020
Coupon barrier / knock-in value:	For each underlying, 70% of its initial underlying value
Payment at maturity (if the securities are not earlier automatically redeemed):

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold (in addition to the final contingent coupon payment, if applicable):

▪  If the final underlying value of the worst performing underlying on the final valuation date is greater than or equal to its initial underlying value: $1,000

▪  If the final underlying value of the worst performing underlying on the final valuation date is less than its initial underlying value and a knock-in event has not occurred: $1,000

▪  If the final underlying value of the worst performing underlying on the final valuation date is less than its initial underlying value and a knock-in event has occurred:

$1,000 + ($1,000 × the underlying return of the worst performing underlying on the final valuation date)

If the securities are not automatically redeemed prior to maturity, the final underlying value of the worst performing underlying on the final valuation date is less than its initial underlying value and a knock-in event has occurred, you will receive less than the stated principal amount of your securities, and possibly nothing, at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YZ66 / US17326YZ668

* The actual contingent coupon rate will be determined on the pricing date

Key Definitions

Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	For each underlying on any valuation date, (i) its closing value on that valuation date minus its initial underlying value, divided by (ii) its initial underlying value
Worst performing underlying:	For any valuation date, the underlying with the lowest underlying return determined as of that valuation date
Knock-in event:	A knock-in event will occur if, on any scheduled trading day during the observation period, the closing value of any underlying is less than its knock-in value
Observation period:	The period from but excluding the pricing date to and including the final valuation date

Hypothetical Payment at Maturity(1)

Hypothetical Underlying Return of Worst Performing Underlying on the Final Valuation Date	Hypothetical Payment at Maturity per Security if a Knock-in Event Has Not Occurred	Hypothetical Payment at Maturity per Security if a Knock-in Event Has Occurred
100.00%	$1,000.00	$1,000.00
50.00%	$1,000.00	$1,000.00
40.00%	$1,000.00	$1,000.00
30.00%	$1,000.00	$1,000.00
20.00%	$1,000.00	$1,000.00
10.00%	$1,000.00	$1,000.00
0.00%	$1,000.00	$1,000.00
-10.00%	$1,000.00	$900.00
-20.00%	$1,000.00	$800.00
-30.00%	$1,000.00	$700.00
-30.01%	N/A	$699.90
-40.00%	N/A	$600.00
-50.00%	N/A	$500.00
-100.00%	N/A	$0.00

(1) Assumes the securities are not automatically redeemed prior to maturity. Does not include the final contingent coupon payment, if applicable. Does not illustrate how contingent coupon payments may or may not be made over the term of the securities. Each security has a stated principal amount of $1,000.00.

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated March 29, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value of the worst performing underlying on the final valuation date. If the final underlying value of the worst performing underlying on the final valuation date is less than its initial underlying value and a knock-in event has occurred, meaning the closing value of at least one of the underlyings was less than its knock-in value on at least one scheduled trading day during the period from but excluding the pricing date to and including the final valuation date, you will lose 1% of the stated principal amount of the securities for every 1% by which the worst performing underlying has declined from its initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    You will not receive any contingent coupon on the contingent coupon payment date following any valuation date on which the closing value of the worst performing underlying on that valuation date is less than its coupon barrier value.

•    The securities are subject to the risks of all of the underlyings and will be negatively affected if any of the underlyings perform poorly, even if the other underlyings perform well.

•    The return on the securities depends solely on the performance of the worst performing underlying, and you will not benefit in any way from the performance of the better performing underlyings.

•    You will be subject to risks relating to the relationship among the underlyings. The less correlated the underlyings, the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly.

•    The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•    The securities offer downside exposure, but no upside exposure, to the underlyings.

•    The securities are particularly sensitive to the volatility of the closing values of the underlyings on or near the valuation dates. Whether the contingent coupon will be paid, whether the securities will be automatically redeemed and whether you are repaid your principal at maturity will depend on the closing values of the worst performing underlying solely on the applicable valuation dates.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue value. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have economic interests that are adverse to yours as a result of its and their affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com